EXHIBIT 4.6

DESCRIPTION OF CAPITAL STOCK OF PIONEER BANCORP, INC.

General

Pioneer Bancorp, Inc. is authorized to issue 75,000,000 shares of common stock, par value of $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.  Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. The shares of common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends.  Pioneer Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such distribution, (1) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (2) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference upon dissolution.  The holders of common stock are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.  If Pioneer Bancorp, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock have exclusive voting rights in Pioneer Bancorp, Inc.  They elect its board of directors and act on other matters required to be presented to them under Maryland law or otherwise presented to them by the board of directors.  Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  Any person, other than Pioneer Bancorp, MHC, who beneficially owns more than 10% of the then-outstanding shares of common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit absent certain exceptions discussed under “Restrictions on Acquisition of Pioneer Bancorp, Inc.”  If Pioneer Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights.  Amendments to the articles of incorporation generally require, in addition to majority approval by the board of directors, a two-thirds approval of the outstanding shares eligible to vote, and certain amendments require the approval of 80% of the outstanding shares eligible to vote.

As a New York-chartered stock savings bank, corporate powers and control of Pioneer Bank is vested in its board of directors, who elect the officers of Pioneer Bank and who fill any vacancies on the board of directors.  Voting rights in Pioneer Bank are vested exclusively in the sole owner of the shares of capital stock of Pioneer Bank, which is Pioneer Bancorp, Inc., and voted at the direction of Pioneer Bancorp, Inc.’s board of directors.  Consequently, the holders of the common stock of Pioneer Bancorp, Inc. do not have direct control of Pioneer Bank.

Liquidation.  Upon any liquidation, dissolution or winding up of Pioneer Bank, Pioneer Bancorp, Inc., as the holder of 100% of Pioneer Bank’s capital stock, is entitled to receive all assets of Pioneer Bank available for distribution, after payment or provision for payment of all debts and liabilities of Pioneer Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders.  Upon any liquidation, dissolution or winding up of Pioneer Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Pioneer Bancorp, Inc. available for distribution.  If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock upon any liquidation or dissolution.

Preemptive Rights; Redemption.  Holders of the common stock of Pioneer Bancorp, Inc. are not be entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors.  The common stock is not subject to redemption.

Dissenters’ Rights of Appraisal.  Pioneer Bancorp, Inc.’s articles of incorporation provide that Pioneer Bancorp, Inc.’s stockholders are not be entitled to dissenters’ rights of appraisal with respect to a merger or consolidation of Pioneer Bancorp, Inc. with another corporation unless the board of directors determines by a resolution approved by a majority of directors then in office that dissenters’ rights will apply to all or any classes of stock.

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine.  The board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and reorganization rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

RESTRICTIONS ON ACQUISITION OF PIONEER BANCORP, INC.

The following discussion is a general summary of the material provisions of Pioneer Bancorp, Inc.’s articles of incorporation and bylaws, Maryland corporation law and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Pioneer Bancorp, Inc.’s articles of incorporation and bylaws, reference should be made in each case to the document in question, each of which is filed as an exhibit to Pioneer Bancorp, Inc’s Annual Report on Form 10-K.

Pioneer Bancorp, Inc.’s Articles of Incorporation and Bylaws

Pioneer Bancorp, Inc.’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts.  As a result, stockholders who may desire to participate in such transactions may not have an opportunity to do so.  In addition, these provisions will also render the removal of Pioneer Bancorp, Inc.’s board of directors or management more difficult.

Directors.  The board of directors is divided into three classes.  The members of each class is elected for a term of three years and only one class of directors is elected annually.  Therefore, it would take at least two annual elections to replace a majority of our directors.  The bylaws establish qualifications for board members, including:

•	a prohibition on service as a director by a person who is a director, trustee, officer, employee or a 10% stockholder of a competitor of Pioneer Bank or any other subsidiary of Pioneer Bancorp, Inc.;
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a prohibition on service as a director by a person (1) who has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, (2) who is currently charged in an information, indictment or other complaint with the commission of or participation in a crime described in clause (1), or (3) who has been the subject of a supervisory or enforcement action by a financial or securities regulatory agency that resulted in a cease and desist, consent or other formal order or an agreement or other written statement which is subject to public disclosure by such agency within the past ten years;

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a prohibition on any director who does not confirm in writing that he or she is not party to any agreement or understanding with respect to how he or she would act or vote on any issue or question before the board of directors or that would otherwise impact his or her ability to discharge his or her fiduciary duties as a director;

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a prohibition on any director who does not agree in writing to comply with all Pioneer Bancorp, Inc. policies applicable to directors, in addition to written confirmation that such director is qualified to serve; and

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a prohibition on service by nominees or representatives (as defined in applicable Federal Reserve Board regulations) of another person who would not be eligible for service or of an entity the partners or controlling persons of which would not be eligible for service.

No person who is 75 years of age or more is eligible for initial election as director, and no director may continue to serve as a director beyond the year in which he or she reaches age 75.  Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the submission of proposals by stockholders of business to be acted upon at an annual meeting of stockholders.  Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers.  The articles of incorporation of Pioneer Bancorp, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Pioneer Bancorp, Inc. (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Pioneer Bancorp, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon Pioneer Bancorp, Inc.’s stockholders, including stockholders, if any, who do not participate in the transaction;
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the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Pioneer Bancorp, Inc. and its subsidiaries and on the communities in which Pioneer Bancorp, Inc. and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Pioneer Bancorp, Inc.;
•	whether a more favorable price could be obtained for Pioneer Bancorp, Inc.’s stock or other securities in the future;
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the reputation and business practices of the other entity to be involved in the transaction, including its management and affiliates, and how they would affect the employees of Pioneer Bancorp, Inc. and its subsidiaries;

•	the future value of the stock or any other securities of Pioneer Bancorp, Inc. or the other entity to be involved in the proposed transaction;
•	any antitrust or other legal and regulatory issues that are raised by the proposal;
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the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

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the ability of Pioneer Bancorp, Inc. to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Calling Special Meetings.  The bylaws provide that special meetings of stockholders can be called by only the Chairperson of the Board or a majority of the total number of directors that Pioneer Bancorp, Inc.

would have if there were no vacancies on the board of directors, or the Secretary upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights.  The articles of incorporation provide that in no event will any person, other than Pioneer Bancorp, MHC, who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.  The 10% limit shall not apply if, before the stockholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the board of directors before the time of the acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors).

Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”), voting together as a single class.

Stockholder Nominations and Proposals.  The bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to Pioneer Bancorp, Inc. at least 90 days prior to and not earlier than 120 days before the anniversary date of the proxy statement relating to the previous year’s annual meeting.  However, if less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, then stockholders must submit written notice to Pioneer Bancorp, Inc. no later than 10 days following the day on which public disclosure of the date of the meeting is first made.  Stockholder submissions regarding nominations or business proposals must contain certain information, as set forth in the bylaws.

Authorized but Unissued Shares.  Pioneer Bancorp, Inc. has authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock of Pioneer Bancorp, Inc.”  The articles of incorporation authorize 75,000,000 shares of common stock and 5,000,000 shares of serial preferred stock.  Pioneer Bancorp, Inc. is authorized to issue preferred stock from time to time in one or more series, subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, reorganization and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares.  In addition, the articles of incorporation provide that a majority of the total number of directors that Pioneer Bancorp, Inc. would have if there were no vacancies on the board of directors may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that Pioneer Bancorp, Inc. has the authority to issue.  If there is a proposed merger, tender offer or other attempt to gain control of Pioneer Bancorp, Inc. that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Pioneer Bancorp, Inc.

Amendments to Articles of Incorporation and Bylaws. Except as provided under “— Authorized but Unissued Shares,” above, regarding the amendment of the articles of incorporation by the board of directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by law, any amendment to the articles of incorporation must be approved by our board of directors and also by two-thirds of the outstanding shares of our voting stock (or a majority of the outstanding shares of our voting stock if the amendment is approved by two-thirds of our board of directors); provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

1.	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

2.	The management of Pioneer Bancorp, Inc. by the board of directors and division of the board of directors into three staggered classes;
3.	The ability of the board of directors to fill vacancies on the board;
4.	The prohibition of cumulative voting;
5.	The requirement that at least two-thirds of the voting power of the stockholders must vote to remove directors, and such removal may only be for cause;
6.	The ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws;
7.	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Pioneer Bancorp, Inc.;
8.	The authority of the board of directors to provide for the issuance of preferred stock;
9.	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;
10.	The number of stockholders constituting a quorum or required for stockholder consent;
11.	The provision regarding stockholder proposals and nominations;
12.	The indemnification of current and former directors and officers, as well as employees and other agents, by Pioneer Bancorp, Inc.;
13.	The limitation of liability of officers and directors to Pioneer Bancorp, Inc. for money damages; and
14.

The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation set forth in (1) through (13) of this list and the provisions related to amendment of the articles of incorporation and bylaws.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the total number of directors that Pioneer Bancorp, Inc. would have if there were no vacancies on the board of directors or by the stockholders by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Maryland Corporate Law

Business Combinations.  Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.  These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities.  Maryland law defines an interested stockholder as:  (1) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of the corporation at any time after the date on which the corporation had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.  A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder.  However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:  (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.  These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Control Share Acquisitions.  The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

1.	one-tenth or more but less than one-third;
2.	one-third or more but less than a majority; or
3.	a majority of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.  A “control share acquisition” means the acquisition of control shares, subject to certain exceptions for shares acquired through descent or distribution, in satisfaction of a pledge or in a merger, consolidation or share exchange to which the corporation is a party.  The control share acquisition statute applies to any Maryland corporation with 100 or more beneficial owners of its stock other than a close corporation or an investment company.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except for those which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares, at the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved.  Moreover, if voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights.  The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.  The foregoing provisions may be modified by a Maryland corporation’s articles of incorporation or bylaws.  Although Pioneer Bancorp, Inc.’s bylaws provide that the Maryland Control Share Acquisition law will be inapplicable to acquisitions of the Company’s common stock, this bylaw provision may be repealed, in whole or in part, at any time by a majority vote of the whole board of directors whether before or after a control share acquisition and may be applied to any prior or subsequent control share acquisition.

Change in Control Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company such as Pioneer Bancorp, Inc. unless the Federal Reserve Board has been given 60 days’ prior written notice and not disapproved the proposed acquisition.  The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects.  Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with Pioneer Bancorp, Inc., the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board.  Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.